UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”): GT 2005 Bonds B.V.
B.	(1) This is [check one]
☑ an original filing for the Filer
☐ an amended filing for the Filer
C.	Identify the filing in conjunction with which this Form is being filed:
Name of registrant:	GT 2005 Bonds B.V.

Form type:	Form CB

File Number (if known):	N/A

Filed by:	GT 2005 Bonds B.V.
Date Filed (if filed concurrently, so indicate): June 15, 2009 (concurrent with filing of Form CB)
D.	The Filer is incorporated or organized under the laws of: The Netherlands
and has its principal place of business at:	Laan van Kronenburg 8 1183 AS Amstelveen The Netherlands
E.	The Filer designates and appoints Law Debenture Corporate Services Inc. (the “Agent”) located at:
400 Madison Avenue, 4th Floor, New York, New York 10017 Tel: (212) 750-6474
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in
(a) any investigation or administrative proceeding conducted by the Commission; and
(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB as filed with the Commission on June 15, 2009 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to Form CB, in conjunction with which this Form F-X is being filed. The Filer undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Amsterdam, The Netherlands this 15th day of June, 2009.
Filer: GT 2005 Bonds B.V.

By:	/s/ Gerard Jan van Spall
Name:	Gerard Jan van Spall
Title:	Director

This statement has been signed by the following persons in the capacities and on the dates indicated.
Law Debenture Corporate Services Inc., as Agent for Service of Process of GT 2005 Bonds B.V.

By:	/s/ Jasmine Marrero
Name:	Jasmine Marrero
Title:	Manager
Date:	June 15, 2009